Cypress Energy Partners, L.P.

 5757 S. Lewis Ave., Suite 500

Tulsa, Oklahoma 74105

December 17, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Norman von Holtzendorff
Karina V. Dorin
Division of Corporation Finance

Re:	Cypress Energy Partners, L.P.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 29, 2013
File No. 333-192328

Ladies and Gentlemen:

This letter sets forth the responses of Cypress Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 6, 2013 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Partnership on November 29, 2013 (the “Registration Statement”) and certain pages from the Registration Statement containing the expected offering terms submitted by the Partnership through a confidential correspondence filing on December 2, 2013 (the “Valuation Pages”). Concurrently with the submission of this letter, the Partnership has filed Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”) through EDGAR. For your convenience, we have hand-delivered four copies of this letter, Amendment No. 3 marked to show all revisions made since the submission of the Registration Statement.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note that your exhibit index continues to reflect that many exhibits will be filed by amendment. To ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits.

Response: We acknowledge the Staff’s comment, and we have filed certain of the previously unfiled exhibits concurrently with the submission of this letter in Amendment No. 3. We will undertake to file the remaining unfiled exhibits on a subsequent amendment to the Registration Statement. We respectfully submit that we have updated the Exhibit Index in Part II of the Registration Statement to remove the loan documents and amendments related to the mezzanine facilities and the revolving credit facility, which we previously referred to as our accounts receivable facility, as we expect to payoff those facilities with borrowings from our new anticipated credit facility, which we expect to enter into prior to the closing of the offering. As a result of our revisions to the Exhibit Index, the Form of Cypress Energy Partners, L.P. 2013 Long-Term Incentive Plan Phantom Unit Agreement, which was previously filed as Exhibit 10.26 is now listed as Exhibit 10.4.

December 17, 2013

Risk Factors, page 19

We may not have sufficient cash from operations…, page 19

On a pro forma basis, we would not have had sufficient cash available…, page 20

2.	Revise each of these risk factors to indicate that you anticipate that you will have a shortfall for the quarter ended March 31, 2014, specifying the amount of the shortfall.

Response: We acknowledge the Staff’s comment and have revised the risk factors on pages 20 of the Registration Statement to disclose the amount of the anticipated shortfall.

We will rely on distributions of borrowings by TIR to fund a portion…, page 27

3.	You disclose here and elsewhere that you are in the process of seeking commitments for a new $150 million credit agreement to replace your existing accounts receivable and mezzanine facilities. You further disclose that your ability to “make or increase [y]our distributions to unitholders will be limited” in the event you are not successful in entering into a new credit facility. To the extent your existing indebtedness is not refinanced, please tell us what the potential impact may be to your distributable cash flow for the year ending December 31, 2014.

Response: We acknowledge the Staff’s comment, and we respectfully submit that we intend to replace our existing credit facilities, as discussed in our response to question 4. In the event we do not replace our existing credit facilities, we would be permitted to borrow money under these facilities to make distributions as a result of our recent amendments to our existing credit facilities, which we describe on pages 111 and 112 of the Registration Statement. We would not intend to borrow under those facilities to pay distributions during the year ending December 31, 2014 and would instead rely on cash from operations to make distributions. Therefore, we do not expect any impact to distributable cash flow for the year ending December 31, 2014 in the event we do not refinance our existing credit facilities.

December 17, 2013

Cash Distribution Policy and Restrictions on Distributions, page 62

4.	We reissue our prior comment 7 from our letter dated October 18, 2013.

Response:

We acknowledge the Staff’s comment and respectfully submit that we have received $105 million in commitments for our anticipated new credit facility, and we intend to replace our $50 million revolving credit facility and our $45.8 million mezzanine facilities prior to the closing of the offering with the borrowings from our anticipated new credit facility. We anticipate that this new credit facility will contain covenants and conditions that will limit our ability to make cash distributions, and we have discussed these restrictions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Our Credit Facilities.’’ In addition to any borrowings we may make from our anticipated new credit facility, we also plan to use cash from operations to make distributions. After taking into account the restrictive covenants that we anticipate will be included in our anticipated new credit facility, we believe we would have been able to make cash distributions during the pro forma periods for the year ended December 31, 2012 and for the twelve months ended September 30, 2013. In addition, we forecast that we will be able to fund our annualized minimum quarterly distributions over the forecast period and comply with the covenants and financial ratios that we anticipate will be included in our anticipated new credit facility. See pages 66 and 70 of the Registration Statement. We expect our anticipated new credit facility to also require maintenance of certain financial covenants, such as a combined total leverage ratio (as defined in our anticipated new credit facility) of not more than 4.0 to 1.0 and an interest coverage ratio (as defined in our credit agreement) of not less than 3.0 to 1.0. We forecast that we would have a total leverage ratio of 0.9 to 1.0 and an interest coverage ratio of 5.3 to 1.0 during the forecast period. We have revised the Registration Statement to clarify that we would have been, and expect to be, in compliance with these financial covenants during the prior and forecasted pro forma periods, respectively. See page 66 and 70 of the Registration Statement.

Additionally, in the event we are not successful in replacing our existing credit facilities with our anticipated new credit facility, we believe we would have been able to make cash distributions and continue to comply with the covenants contained in the existing credit facilities. Tulsa Inspection Resources, or TIR Parent, amended its mezzanine facilities and revolving credit facility on December 6, 2013. Pursuant to these amendments, many of the restrictive covenants were eliminated, including the financial ratios covenants and limitation on TIR Parent’s ability to make distributions and make investments. Therefore, we respectfully submit that we would have been able to make cash distributions during the pro forma periods for the year ended December 31, 2012 and for the twelve months ended September 30, 2013 and would be able to make cash distributions in the forecasted financial period for the twelve months ending December 31, 2014.

December 17, 2013

Unaudited Pro Forma distributable Cash Flow…, page 66

5.	You disclose at page 62 that your “credit facilities contain covenants requiring TIR to maintain certain financial ratios and restricting TIR’s ability to incur indebtedness, make distributions, make investments and engage in certain other partnership actions, including making cash distributions while an event of default has occurred and is continuing under the facility.” You also disclose elsewhere that at December 31, 2012 and September 30, 2013, TIR Parent was in compliance with your credit facilities covenants. Given the pro forma adjustments utilized to calculate your ability to fund your annualized minimum quarterly distribution, if you anticipate that you may not be in compliance with the covenants in your credit facilities for the next twelve months, provide appropriate disclosure.

Response: We acknowledge the Staff’s comment and respectfully submit that the mezzanine facilities and revolving credit facility were recently amended to remove the financial ratios and most other restrictive covenants. In addition, as mentioned in our answer to question 4, we intend to replace our existing credit facilities with our anticipated new credit facility, which we expect to enter into prior to the closing of this offering. In any event, we believe we will be able to fund our annualized minimum quarterly distributions over the forecast period and comply with the restrictions under the anticipated new credit facility or existing credit facilities, as applicable.

Response dated December 2, 2013

Estimated Distributable Cash Flow for the Year Ending December 31, 2014, page 70

6.	You disclose that your forecasted cash available for distribution for the year ending December 31, 2014 will exceed the amount needed to pay the total annualized minimum quarterly distribution to all common and subordinated units. However, we note the table on page 72 denotes that you will have a shortfall of $276 for the quarterly period ending March 31, 2014. Please expand your disclosure to discuss this shortfall and how it will impact your cash distributions and forecasted activity in future forecasted quarterly periods. For example, your disclosures should address if you plan to borrow funds to make up the shortfall and any subsequent impact to your forecasted operations in subsequent periods due to increased interest expense. Alternatively, for example, your disclosures should address if you plan to distribute less than the minimum quarterly distribution to the subordinated units and the resulting impact on subsequent periods.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement on page 71 to clarify that we will use cash on hand from the closing of this offering to make up the projected shortfall in cash from operations for the quarter ending March 31, 2014.

December 17, 2013

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-5

7.	We note the last two pro forma adjustments labeled (e) that reduce total parent equity by $69,750 and $3,000 and are carried forward to the total “Pro Forma” column. It is our understanding that these amounts represent the distribution of offering proceeds to a wholly owned subsidiary of Cypress Holdings and for the payment of offering expenses. If our understanding is correct, it appears these adjustments have been double counted as they are also reflected separately under the common units held by general partner and affiliates and under the subordinated units held by general partner and affiliates. Please revise your pro forma balance sheet, as appropriate.

Response: We acknowledge the Staff’s comment and respectfully submit that we will respond to this comment in a subsequent correspondence filing that will include updated valuation pages.

8.	Please revise your total “Pro Forma” column to provide a single subtotal for each line item presented. For example, the equity section titled “General partner and affiliates” has four line items; however, eight adjustment amounts are presented in the total column rather than subtotals for each of the four line items.

Response: We acknowledge the Staff’s comment and respectfully submit that we will respond to this comment in a subsequent correspondence filing that will include updated valuation pages.

9.	The labeling of certain pro forma adjustments in the equity section as (d) and (e) do not appear to correspond to the appropriate footnote description. Please revise the labeling of these adjustments, as appropriate.

Response: We acknowledge the Staff’s comment and respectfully submit that we will respond to this comment in a subsequent correspondence filing that will include updated valuation pages.

10.	We note the pro forma adjustment of $25,423 as discussed in footnote (b) to reflect the non-controlling interest in TIR-US. However, the corresponding pro forma adjustment to reduce total parent equity appears to be missing. Please revise your pro forma adjustments as necessary.

Response: We acknowledge the Staff’s comment and respectfully submit that we will respond to this comment in a subsequent correspondence filing that will include updated valuation pages.

Unaudited Pro Forma Condensed Combined Statement of Operations, page F-7

11.	Please remove the “$” presented with the weighted average number of limited partner units outstanding on both statements of operations presented on pages F-7 and F-8.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-7 and F-8 of the Registration Statement.

* * * *

December 17, 2013

In connection with the above responses to the Staff's comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

Cypress Energy Partners, L.P.

By:	/s/ G. Les Austin
G. Les Austin Vice President and Chief Financial Officer

Cc:	Peter C. Boylan III
Cypress Energy Partners, L.P.

Ryan Maierson
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.